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W. THOMAS CONNER Shareholder 202.965.8139 Direct Dial TConner@carltonfields.com

April 12, 2023

VIA EDGAR TRANSMISSION

Chief, Office of Information Technology,

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Teucrium Commodity Trust (CIK Number: 0001471824)

                POS AM (Accession Number: 0001437749-23-009929)

To the Commission:

On behalf of Teucrium Commodity Trust (the “Trust”), the POS AM for the Teucrium Wheat Fund (File Number: 333-263293) was filed twice. Please remove the duplicate filing with accession number: 0001437749-23-009929).

If you have any questions or comments regarding the filing, please call the undersigned at (202) 965-8319.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

cc:          Sal Gilbertie, President and CEO, Teucrium Trading, LLC

Cory Mullen-Rusin, Chief Financial Officer, Teucrium Trading, LLC